Amherst Pierpont Securities LLC and Subsidiary

Consolidated Financial Statement of Financial Condition

September 30, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2017** AND ENDING **September 30, 2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Amherst Pierpont Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue   (15th Floor)

(No. and Street)

New York   **New York**   **10167**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Vitale   646 776-7769

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, Michael Santangelo _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Amherst Pierpont Securities LLC _____, as
of September 30 _____, 20 18 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



JENNIFER M. MARTIN
Notary Public, State of New York
No. 01MA6344291
Qualified in New York County
Commission Expires June 27, 2020

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers
Amherst Pierpont Securities LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Amherst Pierpont Securities LLC and Subsidiary (the Company) as of September 30, 2018, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
November 28, 2018

Amherst Pierpont Securities LLC and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2018

Assets

Cash	$	45,924,462
Cash segregated under federal regulations		14,023,989
Securities borrowed		814,276,356
Securities purchased under resale agreements at fair value		8,195,904,719
Deposits at clearing organizations		36,452,503
Receivable from broker-dealers and clearing organizations		170,311,366
Receivable from customers		16,150,662
Financial instruments owned, at fair value (including securities pledged of $5,450,990,365)		5,832,109,858
Accrued interest receivable		86,349,288
Fixed assets and leasehold improvements, net		3,576,969
Other assets		6,951,896
Total assets	$	15,222,032,068

Liabilities

Securities loaned	$	120,346,127
Securities sold under repurchase agreements at fair value		12,709,746,760
Payable to broker-dealers and clearing organizations		95,905,592
Payable to customers		14,048,095
Securities sold, not yet purchased, at fair value		1,818,686,960
Accrued interest payable		69,922,943
Other liabilities		60,183,126
Total liabilities		14,888,839,603
Commitments (Note 10)		
Member's equity		
Member's equity		333,192,465
Total liabilities and member's equity	$	15,222,032,068

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. **Organization and Nature of Business**

    Amherst Pierpont Securities LLC ("APSL"), is a limited liability company whose ultimate parent company is Pierpont Capital Holdings LLC (the "Parent" or the "Member"). APSL, headquartered in New York, provides institutional and middle market clients with access to a broad range of fixed income products including mortgage products, investment grade credit, U.S. Government and federal agency securities and structured products banking and advisory services.

    APSL is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is also registered as an introducing broker with the Commodity Futures Trading Commission and a member of the National Futures Association. APSL self-clears the majority of its business on a delivery versus payment (DVP) and receive versus payment (RVP) basis. Non-agency mortgage backed securities settlements are cleared through Pershing LLC ("the Clearing Broker") on a fully-disclosed basis.

    The accompanying consolidated statement of financial condition refers to APSL and its subsidiary, Freedom Depository LLC, ("FDLLC"), together as the "Company". FDLLC, a limited liability company, was organized with the sole purpose of facilitating securitizations through the issuance and sale of securities.

2. **Significant Accounting Policies**

    Basis of Presentation
    The Company's consolidated statement of financial condition includes the accounts of the Company and its subsidiary. All material intercompany balances have been eliminated. The Company's consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America.

    Use of Estimates
    The preparation of the consolidated statement of financial condition is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition and the amounts of revenue and expenses during the reporting period. Although these assumptions are based on the best available information, actual results may be different from these estimates.

    Cash
    Cash at September 30, 2018 is comprised of cash in bank accounts totaling $45,924,462.

    Cash Segregated Under Federal Regulations
    Cash segregated under federal regulations at September 30, 2018 of $14,023,989 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

    Collateralized Agreements
    Transactions involving borrowed securities, securities loaned, securities purchased under resale agreements ("resale agreements") or securities sold under agreements to repurchase ("repurchase

agreements") are accounted for as collateralized agreements or financings. The Company elected to account for its resale and repurchase agreements at fair value under the fair value option. For further discussion, please refer to footnote 5 of the consolidated statement of financial condition. Securities borrowed and securities loaned are recorded at the amount of cash collateral deposited or received. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Financial Instruments Owned and Securities Sold, Not Yet Purchased, at Fair Value
The sales and trading of financial instruments are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net in the consolidated statement of financial condition. Financial instruments owned and securities sold, not yet purchased, are carried at fair value. The Company offsets long and short positions for a particular security recorded at fair value when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

Fixed Assets and Leasehold Improvements
Fixed assets are carried at cost, net of accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over the estimated useful life of the asset of three to five years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Computer equipment and software are depreciated on a straight-line basis over the estimated useful life of the asset of three years.

Other Assets and Other Liabilities
Other assets primarily represent prepaid expenses including certain prepaid employee compensation.

Other liabilities include accrued compensation, other accrued expenses and cash collateral received from counterparties.

Securitization Activities
The Company engages in securitization activities related to commercial mortgage loans and mortgage-backed and other asset-backed securities. Such transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. The gain or loss on sale of such financial assets is recorded as principal transactions and is based upon their respective fair values at the date of sale. The Company does not retain any financial interests in the assets securitized.

Equity Based Compensation
The Company measures and recognizes equity based compensation for all equity awards based on their estimated fair value as measured on the grant date. These costs are recognized as an expense in the consolidated statement of income over the requisite service period. Expected forfeitures are included in determining equity-based employee compensation expense. See footnote 14 for further information on equity based compensation.

Income Taxes
Under applicable federal and state laws, the taxable income or loss of a limited liability company is allocated to each member based upon its ownership interest. Each member's tax status, in turn,

determines the appropriate income tax for its allocated share of taxable income or loss. The Company is subject to the Unincorporated Business Tax ("UBT") in the City of New York and other jurisdictions for which it records an income tax provision. The Company is included in the Parent's consolidated income tax returns in the applicable U.S. federal, state and local jurisdictions and generally is subject to examination by the respective jurisdictions for three years from the filing of a tax return.

3. **Receivable from and Payable to Broker-Dealers and Clearing Organizations**

At September 30, 2018, receivable from and payable to broker-dealers consist of the following:

	Receivable	Payable
Receivable related to pending trades, net	$ 103,799,093	$ -
Commodities and clearing brokers	25,148,370	21,032,066
Accrued interest	26,368,691	36,164,836
Fails to deliver / receive	14,995,212	38,708,690
	$ 170,311,366	$ 95,905,592

The Company has an agreement with the Clearing Broker to clear certain customers' securities transactions on a fully disclosed basis. The agreement also includes provisions related to proprietary accounts of introducing brokers and dealers ("PAB"). The agreement provides for clearing charges at a fixed rate multiplied by the number of trades executed by the Company. Amounts due to the clearing broker consist primarily of the net funds from the settlement of trades and clearing and funding charges.

4. **Receivable from and Payable to Customers**

Receivable from customers includes debit balances related to securities trades of $14,467,043 which have reached the contractual settlement date and other receivables of $1,683,619.

Payable to customers includes credit balances related to securities trades which have reached the contractual settlement date of $9,870,427, excess cash collateral received related to off-balance sheet transactions of $3,493,756 and other payables of $683,912.

5. **Collateralized Agreements**

The Company has pledged $5,450,990,365 of its financial instruments owned to counterparties that have the right to repledge these securities. The Company has no financial instruments pledged to counterparties that do not have the right to repledge the securities.

The Company has the right to sell or repledge all of the securities it has received under securities borrowed and securities resale agreements. These repledged securities have been used in the normal course of business.

At September 30, 2018, the Company has securities borrowed, resale agreements, securities loaned and repurchase agreements as follows:

Amherst Pierpont Securities LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
September 30, 2018

	Securities Borrowed	Resale Agreements
Gross balance	$ 2,346,533,038	$ 40,663,525,360
Fair value of collateral received	$ 2,284,220,352	$ 40,760,646,187

	Securities Loaned	Repurchase Agreements
Gross balance	$ 1,652,602,809	$ 45,180,820,150
Fair value of collateral pledged	$ 1,643,147,405	$ 45,403,722,478

The Company's counterparties to its repurchase agreements have the right by contract to sell or re-pledge the Company's pledged securities. At September 30, 2018, the Company had off-balance sheet forward commitments to enter into resale and repurchase agreements in the amounts of $7,353,707,793 and $9,194,477,750, respectively.

The Company has had no transfers accounted for as sales in transactions that are economically similar to repurchase agreements during the year ended September 30, 2018.

The following table summarizes, by tenor and underlying collateral, repurchase agreements and securities loaned transactions accounted for as secured borrowings as of September 30, 2018. The Company has no repurchase to maturity transactions as of September 30, 2018.

Amherst Pierpont Securities LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
September 30, 2018

	September 30, 2018				
	Remaining Contractual Maturity of the Agreements				
Repurchase agreements	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater than 90 Days	Total
U.S. Treasury securities	$ 10,227,691,879	$ 3,606,044,419	$ 2,606,865,000	$ 6,479,625,000	$ 22,920,226,298
U.S. Government agency debt	288,229,573	-	-	-	288,229,573
Mortgage-backed securities - US Agency	5,329,257,774	4,780,201,000	1,550,000,000	9,250,000,000	20,909,458,774
Mortgage-backed securities - Non-agency	91,256,518	212,307,000	19,243,000	-	322,806,518
Corporate debt securities	677,101,687	-	62,997,300	-	740,098,987
	16,613,537,431	8,598,552,419	4,239,105,300	15,729,625,000	45,180,820,150
Securities loaned					
U.S. Treasury securities	$ 1,879,161	$ -	$ -	$ -	$ 1,879,161
U.S. Government agency debt	9,378,998	-	-	-	9,378,998
Mortgage-backed securities - US Agency	1,500,545,580	-	21,393,250	-	1,521,938,830
Mortgage-backed securities - Non-agency	-	-	-	-	-
Corporate debt securities	72,864,570	46,541,250	-	-	119,405,820
	1,584,668,309	46,541,250	21,393,250	-	1,652,602,809
Gross amount of Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings	$ 18,198,205,740	$ 8,645,093,669	$ 4,260,498,550	$ 15,729,625,000	$ 46,833,422,959
Netting applied in accordance with applicable accounting guidance					(34,000,620,984)
Unrealized (gains) losses					(2,709,088)
Repurchase Agreements and Securities Lending Transactions reported in the consolidated statement of financial condition					$ 12,830,092,887

Offsetting of Collateralized Agreements

To manage exposure to credit risk associated with securities financing transactions, the Company may enter into master netting agreements and collateral arrangements with counterparties. Generally, transactions are executed under standard industry agreements, including, but not limited to, master securities lending agreements (securities lending transactions) and master repurchase agreements (repurchase transactions). A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party. In addition, the Company enters into customized bilateral trading agreements and other customer agreements that provide for the netting of receivables and payables with a given counterparty as a single net obligation.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in

bankruptcy court. The following table summarizes collateralized transactions as of September 30, 2018.

| | Gross Amount | Gross Amounts Offset in the Statement of Financial Condition | Unrealized gains (losses) | Net Amount Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition (a) | | Net Amount |
					Financial Instruments	Cash Collateral Received	
Assets:							
Derivatives	$ 42,845,927	$ (3,415,037)	$ -	$ 39,430,890	$ 39,430,890	$ -	$ -
Securities Borrowed	2,346,533,038	(1,532,256,682)	-	814,276,356	789,113,700	-	25,162,656
Resale Agreements	40,663,525,360	(32,468,364,301)	743,660	8,195,904,719	8,142,585,209	-	53,319,510
Liabilities:							
Derivatives	18,921,378	(3,415,037)	-	15,506,341	15,506,341		-
Securities Loaned	1,652,602,809	(1,532,256,682)	-	120,346,127	117,817,803	-	2,528,324
Repurchase Agreements	45,180,820,150	(32,468,364,301)	2,709,089	12,709,746,760	12,708,737,942	-	1,008,818

(a) Under master netting agreements with our counterparties, we have the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by counterparty in the event of a counterparty's default, but which are not netted in the balance sheet because other netting provisions of U.S. GAAP are not met.

6. Fair Value Option for Resale and Repurchase Agreements

Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for resale agreements and for repurchase agreements. This option has been elected as the Company believes that its overall performance is more accurately measured when term resale and repurchase agreements are reported at their fair values. At September 30, 2018, resale agreements and repurchase agreements had unrealized gains of $743,660 and $2,709,089, respectively, respectively.

7.   **Fair Value**

Fair Value Measurement
The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value, are reflected in the consolidated statement of financial condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2   Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3   Inputs are unobservable for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The fair values of certain financial instruments including cash, securities borrowed and loaned, receivables from and deposits with clearing organizations and broker-dealers, security deposits, receivable from and payable to customers, accrued interest receivable and payable, payables to broker-dealers, and accrued payables are considered to approximate their respective carrying values due to their liquidity and short-term nature. These assets and liabilities are considered to be Level 2.

Determination of Fair Value
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

U.S. Government and Federal Agency Securities
U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy.

U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured primarily based on quoted market prices obtained from external pricing services and are generally categorized within Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities
Agency and Non-agency Residential Mortgage-Backed Securities: Agency and Non-agency residential mortgage-backed securities include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations and interest-only and principal-only securities and are generally measured using market price quotations from external pricing services and categorized within Level 2 of the fair value hierarchy. In some instances, Non-agency residential mortgage-backed securities are measured using inputs to a valuation methodology that include quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term of the financial instrument. These securities are categorized within Level 2 of the fair value hierarchy.

Corporate Debt Securities
Corporate Bonds: Corporate bonds are measured primarily using pricing data from external pricing services and broker quotations, and where available, prices observed for recently executed market transactions. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy.

Resale and Repurchase Agreements
To estimate the fair value of resale and repurchase agreements, cash flows are first evaluated taking into consideration the value and relative availability of the underlying collateral which are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are classified within Level 2 of the valuation hierarchy.

Exchange Traded Futures and Options
Where quoted prices for identical instruments are available in an active market, instruments are classified in Level 1 of the valuation hierarchy. Level 1 instruments include exchanged traded futures and options, for which there are quoted prices in active markets.

Amherst Pierpont Securities LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
September 30, 2018

The following table presents the financial instruments carried on the consolidated statement of financial condition by level within the fair value hierarchy as of September 30, 2018.

	Level 1	Level 2	Level 3	Balance as of September 30, 2018
Financial instruments owned, at fair value				
U.S. Treasury securities	$ 736,184,666	$ -	$ -	$ 736,184,666
U.S. Government agency debt	-	135,239,882	-	135,239,882
Mortgage-backed securities - US Agency	-	4,293,385,697	-	4,293,385,697
Mortgage-backed securities - Non-agency	-	141,359,718	-	141,359,718
Corporate debt securities	-	515,698,690	-	515,698,690
Foreign sovereign debt	-	8,432,398	-	8,432,398
Exchange traded options	83,988	-	-	83,988
Forward settling trades	-	1,724,819	-	1,724,819
Total	$ 736,268,654	$ 5,095,841,204	$ -	$ 5,832,109,858
Resale agreements	$ -	$ 8,081,490,219	$ -	$ 8,081,490,219
Securities sold, not yet purchased, at fair value				
U.S. Treasury securities	$ 1,423,872,356	$ -	$ -	$ 1,423,872,356
U.S. Government agency debt	-	40,671,209	-	40,671,209
Corporate debt securities	-	339,192,697	-	339,192,697
Exchange traded options	782	-	-	782
Unrealized gains on forward settling trades	-	14,949,916	-	14,949,916
Total	$ 1,423,873,138	$ 394,813,822	$ -	$ 1,818,686,960
Repurchase agreements	$ -	$ 12,595,332,260	$ -	$ 12,595,332,260

8. Derivatives Activities

Derivatives contracts are financial instruments whose value is based upon the value of the underlying asset prices, indices, reference rates or any combination of these factors. The Company uses exchange-traded options and futures, credit default swaps, and forward settling securities trades as part of its trading business, as well as to actively manage risk exposures that arise from its trading in cash instruments.

Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

Swaps. Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

The Company's activities in forward settling trades include transactions in securities that are to be announced ("TBAs") and transactions in which the settlement date is a date beyond the time generally established by regulations or conventions in the market place or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risk.

The Company records its derivative trading activities at fair value. Derivative assets and liabilities related to exchange traded options and forward trades are presented net, when the right of off-set exists, and are included in "Financial instruments owned, at fair value" and "Securities sold, not yet purchased, at fair value," respectively in the consolidated statement of financial condition. Derivative assets and liabilities related to futures and credit default swaps are the result of margin placed with brokers and are included in Receivable from broker dealers and clearing organizations in the consolidated statement of financial condition. Exchange traded options are considered Level 1 in the valuation hierarchy and forward trades, futures and credit default swaps are considered Level 2 in the valuation hierarchy. The Company does not hold any derivatives designated in a formal hedge relationship under derivatives and hedge accounting.

	September 30, 2018		
	Notional Value	**Asset Derivatives**	**Liability Derivatives**
Exchange Traded Futures and Credit Default Swaps	$ 3,579,300,000	$ 14,228,961	$ -
Exchange Traded Options	155,000,000	83,988	782
Forward trades	61,164,047,347	25,117,941	15,505,559
	$ 64,898,347,347	$ 39,430,890	$ 15,506,341

9. **Fixed Assets and Leasehold Improvements, Net**

Fixed assets and leasehold improvements, net consisted of the following at September 30, 2018:

	Cost	Accumulated depreciation and amortization	Fixed assets and leasehold improvements, net
Computer equipment and software	$ 8,264,690	(7,544,652)	720,038
Leasehold improvements	5,031,779	(2,515,570)	2,516,209
Furniture and office equipment	1,218,486	(877,764)	340,722
	$ 14,514,955	(10,937,986)	3,576,969

10. **Commitments, Contingencies and Guarantees**

The Company has obligations under operating lease agreements related to its facilities with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space over the Company's fiscal years are listed below:

Year ended September 30,		
2019	$	1,702,232
2020		1,316,511
2021		1,284,214
2022		248,224
2023		255,031
Thereafter		232,600
	$	5,038,812

The Company has entered into employment contracts in which the Company agreed to make guaranteed cash payments totaling $7,742,233 to be paid as follows:

Year ended September 30,		
2019	$	6,467,454
2020		1,198,595
2021		76,184
	$	7,742,233

Representations and Warranties
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

Contingencies
In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer in securities. Management believes, based on information currently available, that the results of such actions will not have a material adverse effect on the Company's financial condition.

Other Guarantees
The Company is a member of various clearing organizations. In the normal course of business the Company provides guarantees to these securities clearing organizations. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearing organization, other members would be required to meet these shortfalls. To mitigate these performance risks, the clearing organizations often require members to post collateral. Our obligations under such guarantees are deemed remote. Accordingly no liability has been recognized for these arrangements.

11. Variable Interest Entities

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company determines whether it is the primary beneficiary of a VIE upon initial involvement with the VIE and reassess whether it is the primary beneficiary of a VIE on an ongoing basis. The determination of whether the Company is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment.

Considerations in determining the VIE's most significant activities and whether the Company has the power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees.

Variable interests in a VIE are assessed both individually and in aggregate to determine whether the Company has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether the Company's variable interest is significant to the VIE requires significant judgment. In determining the significance of our variable interest, we consider the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, our involvement in the VIE and our market-making activities related to variable interests.

FDLLC was formed for the limited purpose of purchasing assets and otherwise consummating and carrying out securitization activity for the Company. In our securitization transactions, we transfer these assets to special purpose entities ("SPEs") and act as the placement or structuring agent for the beneficial interests sold to investors by the SPE. A significant portion of our securitization transactions are securitization of assets issued or guaranteed by U.S. government agencies. These SPEs generally meet the criteria of variable interest entities; however we generally do not consolidate the SPEs as we are not considered the primary beneficiary for these SPEs.

The Company accounts for its securitization transactions as sales provided we have relinquished control over the transferred assets. Transferred assets are carried at fair value with unrealized gains and losses reflected in principal transaction revenues in the consolidated statement of income prior to the identification and isolation for securitization. The Company generally receives cash proceeds in connection with the transfer of assets to an SPE.

Management has concluded that it is not required to consolidate the VIE's related to securitized transactions as the Company and FDLLC do not retain any economic interest in the transferred assets or an obligation to absorb losses or the right to receive benefits from the entity through the securitizations.

12. **Off-Balance Sheet Risk**

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal trading activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis.

13. **Related Parties**

The Parent, the Company and Pierpont Financial Services LLC, ("PFS"), an affiliate, have entered into a service level agreement ("SLA") whereby the Parent incurs the costs of personnel, and other services. The Company and PFS reimburse the Parent for these costs under the SLA. Pursuant to the SLA, the Parent acts as the payroll administrator for the Company and collects funds from the Company for payment by a third-party payroll processing service organization to personnel that provide services to the Company. Included in other liabilities is $51,149,547 of accrued expenses payable to the Parent under the SLA for personnel related expenses.

At September 30, 2018, there were no other amounts receivable or payable between the Company and Parent.

The Company and Pierpont Financial Services LLC, ("PFS"), an affiliate, have entered into a service level agreement ("SLA") whereby, the Company provides PFS with clearing services, the use of its New York office facility, computer equipment, software and other services. During the year ended September 30, 2018, the costs attributed to services provided to PFS were not material.

The Company's affiliate in Hong Kong, Amherst Pierpont International, Ltd, ("APIL"), provides introducing broker services whereby sales are referred to the Company.

On October 10, 2014, the Parent acquired 100% of Amherst ASG Holdings LLC (including its subsidiary Amherst Securities Group, LP from Amherst Holdings, LLC ("AHLLC"). As part of that transaction, AHLLC received an equity interest in the Parent. The Parent has entered into a licensing agreement to use AHLLC's proprietary analytics platform under which it allocates the direct cost to the Company.

During the year ended September 30, 2018, the Company had entered into advisory and financing transactions with AHLLC and its affiliates.

In addition, the Company uses office space of AHLLC in which it has recognized $108,000 in Occupancy expense during the year-ended September 30, 2018. The Company also subleases separate office space to AHLLC in which the proceeds received are applied to an accrued liability

related to a previously recorded loss on the sublease. This accrued liability is not material and is included in Other liabilities in the consolidated statement of financial condition.

14. **Equity Based Compensation**

The Parent has a restricted equity incentive plan which, through Pierpont Employee Investments LLC ("PEIL"), provides for the grant of restricted equity units to eligible persons as incentives and rewards to encourage recipients to participate in the long term success of the Company. In December 2017, common units with an estimated value of $2,801,270 were awarded to employees as part of the employees' compensation related to the year ended September 30, 2017.

15. **Income Taxes**

For the year ended September 30, 2018, the Company was included in the Parent's consolidated tax returns and taxed as a U.S. Partnership and subject to the Unincorporated Business Tax (UBT) in the City of New York, as well as certain state and local minimum taxes. Therefore, the tax liability or benefit related to the Company's income or loss except for UBT and the state and local minimum taxes rests with the members. Income taxes are accounted for using the asset and liability method, as prescribed in guidance on Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The statutory rate being compared to the effective tax rate is the 4% UBT rate that is applicable for the City of New York. The difference between the tax provision and pre-tax book income at the statutory rate is due to income being apportioned outside of New York City for the year ended September 30, 2018. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized. The Company has analyzed its tax positions with respect to income tax issues for open tax years and determined no material uncertain tax positions exist as of September 30, 2018. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statement of income. There were no interest and penalties accrued at September 30, 2018.

16. **Regulatory Requirements**

APSL is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. APSL has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At September 30, 2018, APSL had net capital, as defined, of $109,514,095, which exceeded its minimum requirement of $1,485,361 by $108,028,734. Proprietary balances if any held at the Company's clearing broker ("PAB assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the clearing broker, as the clearing broker performs a computation of PAB assets and segregates certain balances on behalf of the Company, as applicable.

APSL is also subject to Rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2018, APSL computed the reserve requirement for customers and was required to segregate $3,180,141 in the special reserve bank account for the exclusive benefit of customers.

At September 30, 2018 the amount held on deposit in the special reserve bank account was $14,023,989.

The regulatory requirements referred to above also restrict the Parent's ability to withdraw capital from APSL. Prior written notification and approval from the regulators is required for withdrawals exceeding 30 percent of APSL's excess net capital and also where APSL's net capital would be less than 25 percent of deductions from net worth in computing net capital.

17. Subsequent Events

The Company made capital distributions to its Parent totaling $2,000,000 during October 2018.